For period ending July 31, 2009					Exhibit 77Q1
File number 8118764						Exhibit 77D

File number 81108764

     During the period covered by this report, the Registrants Board of Trustees approved the removal of UBS PACE Government Securities Fixed Income Investments nonfundamental investment policy, which placed restrictions on short sales against the box, with respect to TBA securities, agency mortgagebacked securities (i.e., pools) and US Treasuries and authorized short sales of US Treasuries.